UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House,

19 Newport Road,

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2020, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated July 21, 2020 entitled “Midatech adds to collaborative business model for the Q-Sphera platform”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: July 21, 2020	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer, Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated July 21, 2020 entitled “Midatech adds to collaborative business model for the Q-Sphera platform”